June 21, 2005


Mr. James P. Santelli
Vice President - Finance and Chief Financial Officer
Digital Angel Corporation
490 Villaume Avenue
South Saint Paul, MN  55075

	RE:	Digital Angel Corporation
      Form 10-K for the Fiscal Year ended December 31, 2004
		Filed March 8, 2005

      Form 10-Q for the quarterly period ended March 31, 2005
		File No. 1-15177

Dear Mr. Santelli:

      We have reviewed your supplemental response letter dated May 23, 2005 as well as your filing and have the following comments. As noted in our comment letter dated May 4, 2005, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for Fiscal Year Ended December 31, 2004

Note 1.  The Company and Basis of Presentation, page 37

Revenue Recognition, page 39

1. Please refer to prior comment 6. It is still unclear to us how you have determined that the hardware does not have value on a
standalone basis, based on the guidance in EITF 00-21.    In this
regard, please provide a more detailed description of the nature of the products and services included in the arrangement. Tell us whether a customer could resell the equipment to another customer and whether the other customer could then obtain the required services from you.



Form 10-Q for Fiscal Quarter Ended March 31, 2005

Item 4.  Controls and Procedures, page 24

2. Please refer to prior comment 15. Please confirm for us that your certifying officers concluded your disclosure controls and procedures were effective as of the end of the period covered by the report, based upon the evaluation of your disclosure controls and procedures.

*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Kathleen Kerrigan, Staff Accountant, at (202) 551-3369 or Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.


								Sincerely,



								Larry Spirgel
								Assistant Director

cc:	Philip T. Colton
	Winthrop & Weinstine, P.A.

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Mr. James P. Santelli
Digital Angel Corporation
June 21, 2005
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